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                              December 24, 2023

       Rhonda Wong
       Chief Executive Officer
       Ohmyhome Limited
       11 Lorong 3 Toa Payoh
       Block B #04-16/21, Jackson Square
       Singapore 319579

                                                        Re: Ohmyhome Limited
                                                            Registration
Statement on Form F-1
                                                            Filed December 11,
2023
                                                            File No. 333-275987

       Dear Rhonda Wong:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 3, 2023 letter.

       Registration Statement on Form F-1 filed December 11, 2023

       Debt Purchase Agreement, page 48

   1. We note your response to prior comment 7 and your revised disclosure on pages 4 and 48 of the prospectus.
However, it appears that the debt's terms regarding the interest rate of
                                                        5.0% and the repayment
date on the earlier of (i) within 14 days from the date of demand by the company or (ii)
12 months from the date of the agreement are not specified in the debt purchase
agreement filed as Exhibit 10.8. Please revise or advise as appropriate.
 Rhonda Wong
FirstName
OhmyhomeLastNameRhonda    Wong
           Limited
Comapany24,
December  NameOhmyhome
              2023        Limited
December
Page 2    24, 2023 Page 2
FirstName LastName
Key Business Metrics
Units under management, page 71

2. Please revise to disclose the primary driver(s) of growth in units under management.
Factors Affecting Performance
Pricing, page 72

3. Under either the MD&A section or business section, as appropriate, please revise to disclose the material terms of Simply's customer contracts. For example, as applicable, describe deposit requirements, payment terms, duration, provisions allowing for repricing, and cancellation or termination rights.
Exhibits

4.       Please file an updated auditor   s consent of WWC, P. C. that clearly
consents to the
         inclusion, rather than incorporation, of the auditor   s report dated
April 27, 2023 in the
         prospectus. Please also file the auditor   s consent to the inclusion
of their report dated
         December 11, 2023 relating to the financial statements of Simply Sakal Pte. Ltd.
       Please contact Benjamin Holt at 202-551-6614 or Mary Beth Breslin at 202-551-3625
with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Yarona Yieh